FOR IMMEDIATE RELEASE

Points and La Quinta Inns & Suites Introduce Luxury
Hotel Redemption Program

La Quinta Returns™ members can now redeem points for luxury hotel bookings

TORONTO & IRVING, Texas (February 9, 2016) – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management and La Quinta Inns & Suites, a leading select service hotel brand promising guests a comfortable, affordable and refreshing experience, today celebrate the launch of an innovative hotel redemption program that allows La Quinta Returns members to redeem their loyalty points for bookings at thousands of luxury hotel locations across the globe.

Built on the Points Travel platform, the first private label travel eCommerce platform designed specifically for the loyalty industry, the redemption program significantly enhances the flexibility of La Quinta Returns points, providing participating members with even greater value and convenience. Now, La Quinta Returns members can leverage their accounts to browse thousands of luxury hotels and resorts and book the room of their choice using their loyalty points or a combination of points and cash.

“We strive to provide our La Quinta Returns members with the best experience possible,” said Derek Blake, Vice President, Partnership Marketing at La Quinta. “By using Points Travel, we’re able to reward our returning guests and make our loyalty currency more valuable as La Quinta Returns members are traveling domestically and abroad.”

Rob MacLean, CEO at Points, commented: “By leveraging Points Travel, La Quinta is expanding the value it offers its loyal members in a truly unprecedented way. La Quinta is a prime example of a brand bringing more value to its members and increasing engagement with its most loyal guests. We’re excited to bring this richer experience to La Quinta Returns members.”

La Quinta Returns members can redeem and earn points at any of the more than 880 La Quinta Inns & Suites located in 47 U.S. states, Canada, Mexico and Honduras. With this redemption program, La Quinta Inns & Suites has once again demonstrated its ongoing commitment to enhance La Quinta Returns member engagement by providing more versatility of the rewards currency.

Points Travel is deployed in the brand of the loyalty program and can be quickly integrated into loyalty programs' web and mobile properties to create a highly-converting, travel e-commerce offering that leverages the capabilities of the Points Loyalty Commerce Platform. Currently available in six languages, the user experience is simple and intuitive, taking shoppers from consideration to purchase in just a few clicks, ultimately rewarding purchasers with thousands of miles or points.

For more information on La Quinta Inns & Suites and La Quinta Returns, visit LQ.com/resorts. For more information on Points visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About La Quinta

La Quinta Holdings Inc. (LQ) is a leading owner, operator and franchisor of select-service hotels primarily serving the upper-midscale and midscale segments. The Company's owned and franchised portfolio consists of more than 880 properties representing over 87,600 rooms located in 47 US states, Canada, Mexico and Honduras. These properties operate under the La Quinta Inn & Suites™, La Quinta Inn™ and LQ Hotel™ brands. La Quinta's team is committed to providing guests with a refreshing and engaging experience.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474